# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LAZYDAYS HOLDINGS, INC., CIK 0001721741
CUSIP: 52110H100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4042 Park Oaks Blvd., Suite 350, Tampa, Florida (FL), 33610
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001641604

## Reporting persons
- Alta Fundamental Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 14,563,106; shared voting power 0; sole dispositive power 14,563,106; shared dispositive power 0; aggregate amount beneficially owned 14,563,106 (13.2% of the class)

## Item 1. Issuer
Name of issuer: LAZYDAYS HOLDINGS, INC.
Address of issuer's principal executive offices: 4042 Park Oaks Boulevard, Suite 350, Tampa, FL 33610

## Item 2. Person Filing
Name of person filing:
The name of the person filing this report (the "Reporting Person") with respect to the shares of Common Stock, par value $0.0001 par value per share (the "Common Stock") of Lazydays Holdings, Inc. (the "Issuer) is:

Alta Fundamental Advisers LLC ("Alta Advisers")
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

1500 Broadway Suite 704, New York, NY 10036
Citizenship: Alta Advisers is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage is based on 110,125,758 shares of Common Stock outstanding as of February 13, 2025, as reported by the Issuer to the Reporting Person.

Funds and clients advised by Alta Advisers directly hold 14,563,106 shares of Common Stock.
Percent of class: 13.2
Sole power to vote or to direct the vote: 14,563,106
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,563,106
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alta Fundamental Advisers LLC: /s/ Jeremy Carton, Jeremy Carton, Managing Member (02/14/2025)